Old Line Bancshares

September 12, 2012

Mr. Amite Pande
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.   20549

Re:	Old Line Bancshares, Inc.
Form 10-K for the period ended December 31, 2011
Filed March 30, 2012
File No.   000-50345

Dear Mr. Pande:

We are in receipt of your letter dated August 15, 2012 providing comments on the referenced filing for Old Line Bancshares, Inc. (“Bancshares”).  Our responses are set forth below and are keyed to the staff’s comment letter.  Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.  Bancshares’ filings beginning with its Form 10-Q for the quarter ended September 30, 2012 will include disclosures that are consistent with the disclosures provided below.

December 31, 2011 Form 10-K

Management’s Discussion and Analysis of Financial Condition, page 29

1.
Please revise future filings to discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends.  Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions.  Also, discuss how you classify these loans as non-accrual, impaired loans > 90 days and accruing, or as troubled debt restructuring.  For example, if MB&T classified a loan as non-accrual impaired, etc. at the acquisition date, explain if you continued to use the classification for the loan or if you considered all acquired impaired loans to be accruing, non-impaired and/or current.

RESPONSE:
We note the Staff’s comment and will comply in future filings by adding the following note below the Allowance for Loan Losses table on page 39 in the Provision for Loan Losses section of the Management Discussion and Analysis.

Generally accepted accounting principles require that we record acquired loans at fair value.  In 2011, we recorded the loans acquired from MB&T at fair value.  The fair value of the acquired loans includes expected loan losses, and there is no loan loss allowance recorded for acquired loans at the time of acquisition.  Accordingly, the existence of the acquired loans reduces the ratios of the allowance for loan losses to total gross loans and the allowance for loan losses to non-accrual loans, and this measure is not directly comparable to prior periods.  Similarly, net loan chargeoffs are normally reduced for acquired loans since we recorded these loans net of expected loan losses.  Therefore, the ratio of net-chargeoffs during the period to average loans outstanding during the period is reduced as a result of the existence of acquired loans, and the measures are not directly comparable to prior periods.  Other institutions may not have acquired loans, and therefore there may be no direct comparability of these ratios between and among other institutions.

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2500·FAX:  (301) 430-2599
Member FDIC

The accounting guidance also requires that if we experience a decrease in the expected cash flows subsequent to the acquisition date, that we establish an allowance for loan losses for those acquired loans with decreased cash flows.  At June 30, 2012 and December 31, 2011, there was an allowance of $468,121 and $47,635, respectively, as a result of a decrease in the expected cash flows subsequent to the acquisition date.  Other institutions may not have acquired loans or they may not classify these loans as non-accrual, and therefore there may be no direct comparability of these ratios between and among other institutions.

Further, we will also more clearly enhance the narrative section of the Provision for Loan Losses discussion to clarify that at the date of the acquisition all loans we acquired from MB&T were classified by risk rating and type to comply with Bancshares’ classifications.  We will further explain that we classified the acquired loans as impaired if they were not performing according to their contractual terms.  We will also outline that we classify acquired troubled debt restructurings as a troubled debt restructuring if the restructuring constituted a concession to the original contractual terms and the debtor is experiencing financial difficulties.

We will also add the following footnote to page 51 under the table labeled “Non-Accrual Loans:”

Generally accepted accounting principles require that we record acquired loans at fair value which includes a discount for loans with credit impairment.  These loans are not performing according to their contractual terms and meet our definition of a non-performing loan.  The discounts that arise from recording these loans at fair value were due to credit quality.  Although we do not accrue interest income at the contractual rate on these loans, we may accrete these discounts to interest income as a result of pre-payments that exceed our expectations or payment in full of amounts due even though we classify them as non-accrual.

2.
We note your disclosures on page 98 and Note 2 related to acquired impaired loans in the Maryland Bankcorp acquisition.  Please revise future filings to include all of the required disclosures related to purchased credit impaired loans including the following:

a.
Disclose the amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period.  Refer to ASC 310-30-50-2.a.2 for guidance.

b.
Disclose the contractually required payments receivable, cash flows expected to be collected, and fair value at the acquisition date for loans accounted for under ASC 310-30.  Refer to ASC 310-20-50-2a. 3 for guidance.

RESPONSE:  We will comply with the staff’s comment by adding the following disclosure in the discussion on page 98 and Note 2.

At our acquisition of Maryland Bankcorp, Inc., we recorded all loans acquired at the estimated fair value on their purchase date with no carryover of the related allowance for loan and lease losses.  On the acquisition date, we segregated the loan portfolio into two loan pools, performing and non-performing.

We had an independent third party determine the price that we could receive to sell approximately 1,400 performing loans totaling $178.1 million in an orderly transaction between market participants as of the measurement date (fair value).  These performing loans were segregated into five individual pools, personal loans, credit lines, business loans and real estate loans.  This valuation also assumed that the sale occurred in the principal or most advantageous market for the loan.  Market participants were assumed to have reasonable knowledge of the relevant facts of the asset or liability as it relates to its value between buyers and sellers with neither under any compulsion to buy, sell or liquidate.  The effect of this fair valuation process was a net premium of $3.1 million at acquisition. We then adjusted these values on a level yield basis for inherent credit risk within each pool which resulted in a total non-accretable credit adjustment of $2.0 million.  During the valuation process, we also determined that eight business loans totaling $1.8 million and 13 real estate loans totaling $3.8 million, all of which were risk rated four at the acquisition date, were also impaired and required an additional non-accretable credit adjustment of $279,348 and $510,064, respectively.

We also individually evaluated nine impaired business loans totaling $536,144 and 53 real estate loans totaling $30.1 million to determine the fair value as of the April 1, 2011 measurement date.  In determining the fair value for each individually evaluated impaired loan, we considered a number of factors including the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral and net present value of cash flows we respect to receive, among others.  As required, we accounted for these acquired loans in accordance with guidance for certain loans acquired in a transfer when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually required principal and interest payments.  The difference between contractually required payments and cash flows we expect to collect is the non-accretable difference.  Subsequent negative differences to the expected cash flows will generally result in an increase in the non-accretable difference which would increase our provision expense and decrease net interest income after provision expense.  Subsequent collection of payments on these loans that exceeds our expected cash flows will cause an increase in cash flows that will result in a reduction to the non-accretable difference, which would increase interest revenue.

In general, for the impaired business loans, we determined that the fair value was equivalent to the current contract value adjusted for credit impairment.  We estimated this credit impairment based on the prior portfolio experience, repayment history of the individual loan, strength of the guarantor(s) and other factors.  We applied this adjustment on a level yield basis to the respective pools of loans. Subsequent negative differences to the expected cash flows will generally result in an increase in the non-accretable difference which would increase our provision expense and decrease net interest income after provision expense.   Subsequent collection of payments on these loans that exceeds our expected cash flows will cause an increase in cash flows that will result in a reduction to the non-accretable difference, which would increase interest revenue.  In specific instances, we determined that the loan had no value due to its prior prepayment history, lack of collateral or other factors.  In these cases, we accrete any payments received to interest income.

In general, for the impaired real estate loans, we determined that the fair value was equivalent to our cash flow expectations related to the sale of the loan or the underlying collateral.  In order to determine the fair value, we estimated the value of the underlying collateral based on appraisals, evaluations, site visits and tax assessments.  We then determined the estimated expenses to foreclose on the property and subsequently sell it.  We then determined the fair value of the loan using a discounted cash flow calculation.  We evaluate these loans quarterly to ensure that in no instances does the carrying value of the loan exceed our initial investment or that there is no decrease or increase in our expectations regarding cash flows.  Subsequent negative differences to the expected cash flows will generally result in an increase in the non-accretable difference which would increase our provision expense and decrease net interest income after provision expense.   Subsequent collection of payments on these loans that exceeds our expected cash flows will cause an increase in cash flows that will result in a reduction to the non-accretable difference, which would increase interest revenue.  In specific instances, we determined that the loan had no value due to its prior payment history, lack of collateral or other factors.  In these cases, we reclass any payments received to accretable yield and accrete these payments to income.  We also reclass amounts to accretable yield when we receive payment in full on a loan.

The following table outlines the contractually required payments receivable, cash flows we expect to receive, non-accretable credit adjustments and the accretable yield for all acquired impaired loans as of the acquisition date.

April 1, 2011	Contractually Required Payments Receivable	Non-Accretable Credit Adjustments	Cash Flows Expected To Be Collected	Loans Receivable
Impaired Individually Evaluated (1)
Business Loans Risk Rated 4 at acquisition	$1,847,413	$279,348	$1,568,065	$1,568,065
Business Loans Risk Rated 5 at acquisition	330,822	259,422	71,400	71,400
Business Loans Risk Rated 6 at acquisition	205,322	120,710	84,612	84,612
Total Business Loans Individually Evaluated	2,383,557	659,480	1,724,077	1,724,077
Real Estate Loans Risk Rated 4 at acquisition	3,787,171	510,064	3,277,107	3,277,107
Real Estate Loans Risk Rated 5 at acquisition	4,596,338	2,242,513	2,353,825	2,353,825
Real Estate Loans Risk Rated 6 at acquisition	25,503,757	15,328,826	10,174,931	10,174,931
Total Real Estate Loans Individually Evaluated	33,887,266	18,081,403	15,805,863	15,805,863
Total Impaired Loans Individually Evaluated	36,270,823	18,740,883	17,529,940	17,529,940

Initial Calculation of Nonaccretable Difference
Contractually required payments receivable	$36,270,823
Less: Cash flows expected to be collected	(17,529,940)
Non-accretable difference	$18,740,883

Initial Calculation of Accretable Yield
Cash flows expected to be collected	$17,529,940
Less: Initial investment	(17,529,940)
Accretable yield	$-

The following table outlines the contractually required payments receivable, cash flows we expect to receive, non-accretable credit adjustments and the accretable yield for all acquired impaired loans as of December 31, 2011.

December 31, 2011	Contractually Required Payments Receivable	Non-Accretable Credit Adjustments	Cash Flows Expected To Be Collected	Loans Receivable
Impaired Individually Evaluated
Business Loans Risk Rated 4 at acquisition	$1,617,100	$242,565	$1,374,535	$1,374,535
Business Loans Risk Rated 5 at acquisition	246,775	186,166	60,609	60,609
Business Loans Risk Rated 6 at acquisition	165,839	93,163	72,676	72,676
Total Business Loans Individually Evaluated	2,029,714	521,894	1,507,820	1,507,820
Real Estate Loans Risk Rated 4 at acquisition	3,642,173	494,524	3,147,649	3,147,649
Real Estate Loans Risk Rated 5 at acquisition	4,196,976	2,073,878	2,123,098	2,123,098
Real Estate Loans Risk Rated 6 at acquisition	22,058,392	12,498,854	9,559,538	9,559,538
Total Real Estate Loans Individually Evaluated	29,897,541	15,067,256	14,830,285	14,830,285
Total Impaired Loans Individually Evaluated	31,927,255	15,589,150	16,338,105	16,338,105

Accretable Yield
Beginning Balance April 1, 2011	$-
Accreted to income	(2,060,770)
Reclassification from non-accretable(1)	2,060,770
Ending Balance December 31, 2011	$-

Non-Accretable Yield Discount
Beginning Balance April 1, 2011	$18,740,883
Reclassification to accretable (1)	(2,060,770)
Charged off	(73,653)
Transferred to OREO	(1,017,310)
Ending Balance December 31, 2011	$15,589,150

(1)	Represents amounts paid in full on loans, payments on loans with zero balances and an increase in cash flows expected to be collected.

The following table outlines the contractually required payments receivable, cash flows we expect to receive, non-accretable credit adjustments and the accretable yield for all acquired impaired loans as of June 30, 2012.

June 30, 2012	Contractually Required Payments Receivable	Non-Accretable Credit Adjustments	Cash Flows Expected To Be Collected	Loans Receivable
Impaired Individually Evaluated
Business Loans Risk Rated 4 at acquisition	$1,503,652	$225,548	$1,278,104	$1,278,104
Business Loans Risk Rated 5 at acquisition	97,601	87,354	10,247	10,247
Business Loans Risk Rated 6 at acquisition	96,534	57,636	38,898	38,898
Total Business Loans Individually Evaluated	1,697,787	370,538	1,327,249	1,327,249
Real Estate Loans Risk Rated 4 at acquisition	3,569,289	486,499	3,082,790	3,082,790
Real Estate Loans Risk Rated 5 at acquisition	4,050,429	2,027,046	2,023,383	2,023,383
Real Estate Loans Risk Rated 6 at acquisition	18,942,927	11,046,394	7,896,533	7,896,533
Total Real Estate Loans Individually Evaluated	26,562,645	13,559,939	13,002,706	13,002,706
Total Impaired Loans Individually Evaluated	28,260,432	13,930,477	14,329,955	14,329,955

Accretable Yield
Beginning Balance December 31, 2011	$-
Transferred from non-accretable(1)	1,582,026
Accreted to income	(1,582,026)
Ending Balance June 30, 2012	$-

Non-Accretable Yield Discount
Beginning Balance December 31, 2011	$15,589,150
Reclassification to accretable(1)	(1,582,026)
Transferred to OREO	(76,647)
Ending Balance June 30, 2012	$13,930,477

(1)	Represents amounts paid in full on loans, payments on loans with zero balances and an increase in cash flows expected to be collected.

3.
We note your disclosure of the recorded investment in impaired loans on page 104.  Please revise this disclosure in future filings to separately disclose the recorded investment in financing receivables related amount acquired with deteriorated credit quality determined under ASC 310-30 for each loan portfolio segment refer to ASC 310-10-50-11B.h and the example disclosure in ASC 310.10.55.7 for guidance.

RESPONSE:
We will comply with the staff’s comment by including the following disclosures in future filings:

Major classifications of loans are as follows:

	June 30, 2012			December 31, 2011
	Legacy	Acquired	Total	Legacy	Acquired	Total

Real estate
Commercial	$246,557,664	$71,215,773	$317,773,437	$200,955,448	$72,145,634	$273,101,082
Construction	47,142,055	4,745,568	51,887,623	42,665,407	8,997,131	51,662,538
Residential	36,365,627	58,771,320	95,136,947	31,083,835	65,639,873	96,723,708
Commercial	84,083,140	14,788,537	98,871,677	90,795,904	16,329,992	107,125,896
Consumer	11,258,094	1,494,288	12,752,382	11,652,628	2,021,397	13,674,025
	425,406,580	151,015,486	576,422,066	377,153,222	165,134,027	542,287,249
Allowance for loan losses	(3,641,340)	(468,121)	(4,109,461)	(3,693,636)	(47,635)	(3,741,271)
Deferred loan costs, net	833,526	-	833,526	751,690	-	751,690
	$422,598,766	$150,547,365	$573,146,131	$374,211,276	$165,086,392	$539,297,668

We charge off loans that management has identified as losses.  We consider suggestions from our external loan review firm and bank examiners when determining which loans to charge off.  We automatically charge off consumer loan accounts based on regulatory requirements.  The following table outlines the allocation of allowance for loan losses by risk rating.  We have not allocated any portion of the allowance to loan losses for acquired loans except to the extent that we have not received the projected cash flows.

June 30, 2012	Account Balance			Allocation of Allowance for Loan Losses
Risk Rating	Legacy	Acquired	Total	Legacy	Acquired
Pass (1-4)	$363,039,889	$154,318,106	$548,327,441	$3,107,688	$-	$3,107,688
Special Mention (5)	9,119,291	2,107,707	14,251,115	276,163	-	276,163
Substandard (6)	4,994,041	8,708,214	13,843,510	257,489	468,121	725,610
Doubtful (7)	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-
Total	$377,153,221	$165,134,027	$576,422,066	$3,641,340	$468,121	$4,109,461

December 31, 2011	Account Balance			Allocation of Allowance for Loan Losses
Risk Rating	Legacy	Acquired	Total	Legacy	Acquired
Pass (1-4)	$362,692,415	$154,318,106	$517,010,521	$3,219,376	$-	$3,219,376
Special Mention (5)	8,982,637	2,107,707	11,090,344	320,241	-	320,241
Substandard (6)	5,478,169	8,708,214	14,186,383	201,654	47,635	201,654
Doubtful (7)	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-
Total	$377,153,221	$165,134,027	$542,287,248	$3,741,271	$47,635	$3,741,271

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2011 and 2010 and the six-month period ended June 30, 2012.  Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.  During the periods ended June 30, 2012 and December 31, 2011, the allowance for loan losses related to loans acquired with deteriorated credit quality and determined under ASC 310-30 was $0 and $47,635, respectively.

June 30, 2012	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271
Provision for loan losses	723,590	(198,102)	(271,065)	27,456	281,879
Provision for loan losses for loans loans acquired with deteriorated credit quality	358,000	110,121	-	-	468,121
Recoveries	12,975	31,933	-	48,667	93,575
	3,217,633	866,262	294,175	206,776	4,584,846
Loans charged off	(324,486)	(87,691)	-	(63,208)	(475,385)
Ending Balance	$2,893,147	$778,571	$294,175	$143,568	$4,109,461
Amount allocated to:
Loans individually evaluated for impairment with specific allocation	$257,489	$-	$-	$-	$257,489
Loans collectively evaluated for impairment	2,277,658	668,450	294,175	143,568	3,383,851
Loans acquired with deteriorated credit quality	358,000	110,121	-	-	468,121
Ending balance	$2,893,147	$778,571	$294,175	$143,568	$4,109,461
December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$1,748,122	$417,198	$294,723	$8,433	$2,468,476
Provision for loan losses	919,401	384,642	317,778	130,544	1,752,365
Provision for loan losses for loans loans acquired with deteriorated credit quality	47,635	-	-	-	47,635
Recoveries	13,701	154,523	-	66,834	235,058
	2,728,859	956,363	612,501	205,811	4,503,534
Loans charged off	(605,791)	(34,053)	(47,261)	(75,158)	(762,263)
Ending Balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271
Amount allocated to:
Loans individually evaluated for impairment with specific allocation	$175,117	$136,654	$70,000	$-	$381,771
Loans collectively evaluated for impairment	1,947,951	738,021	495,240	130,653	3,311,865
Loans acquired with deteriorated credit quality	-	47,635	-	-	47,635
Ending balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271

Our recorded investment in loans as of June 30, 2012 and December 31, 2011 related to each balance in the allowance for possible loan losses by portfolio segment and disaggregated on the basis of our impairment methodology was as follows:

June 30, 2012	Real Estate	Commercial	Boats	Other Consumer	Total
Legacy loans individually evaluated for impairment with specific reserve	$964,100	$-	$-	$-	$964,100
Acquired loans individually evaluated for impairment with specific reserve	716,000	220,243	-	-	936,243
Legacy loans individually evaluated for impairment without specific reserve	2,959,973	-	-	-	2,959,973
Acquired loans individually evaluated for impairment without specific reserve	-	-	-	-	-
Legacy loans collectively evaluated for impairment	326,141,273	84,083,140	8,243,260	3,014,834	421,482,507
Acquired loans collectively evaluated for impairment	134,016,661	14,568,294	-	1,494,288	150,079,243
Ending balance	$464,798,007	$98,871,677	$8,243,260	$4,509,122	$576,422,066
December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Legacy loans individually evaluated for impairment with specific reserve	$5,924,354	$89,019	$142,671	$-	$6,156,044
Acquired loans individually evaluated for impairment with specific reserve	-	47,635	-	-	47,635
Legacy loans individually evaluated for impairment without specific reserve	1,720,458	1,887,986	-	-	3,608,444
Acquired loans individually evaluated for impairment without specific reserve	-	-	-	-	-
Legacy loans collectively evaluated for impairment	267,059,878	88,818,899	8,717,775	2,792,182	367,388,734
Acquired loans collectively evaluated for impairment	146,782,638	16,282,356	-	2,021,397	165,086,391
Ending balance	$421,487,328	$107,125,895	$8,860,446	$4,813,579	$542,287,248

4.
 We note your disclosure of the recorded investment in impaired loans on page 104.  Please revise future filings to disclose the unpaid principal balance of impaired loans by class of financing receivable.  Refer to ASC 310-10-50-15 a. 4.

RESPONSE:  We will comply with the staff’s comment and include the total of the unpaid principal of the impaired loans on pages 54, 94, and 95 as required by ASC 310-10-50-15 a. 4 and include the total unpaid principal balance of the impaired loans in future filings as illustrated below:

Non-Accrual and Past Due Loans and Troubled Debt Restructurings
Recorded Book Balance
June 30, 2012
	Legacy			Acquired(1)
	# of Borrowers	Account Balance	Interest Not Accrued	# of Borrowers	Account Balance	Interest Not Accrued	Total Account Balance
Real Estate
Commercial	2	817,456	46,627	7	2,431,806	870,081	3,249,262
Construction	1	969,337	267,641	3	850,000	705,281	1,819,337
Residential		-	-	6	1,300,661	388,346	1,300,661
Commercial		-	-	3	259,141	51,468	259,141
Consumer		-	-		-	-	-
Total non-performing loans	3	$1,786,793	$314,268	19	$4,841,608	$2,015,176	$6,628,401

Accruing past due loans:
30-59 days past due
Real estate	5	1,470,732		1	425,107		1,895,839
Commercial	1	439,768		3	237,115		676,883
Consumer		-		12	42,124		42,124
Total 30-59 days past due	6	1,910,500		16	704,346		2,614,846
60-89 days past due
Real estate	2	888,719			-		888,719
Commercial		-		2	20,993		20,993
Consumer		-		1	699		699
Total 60-89 days past due	2	888,719		3	21,692		910,411
90 or more days past due
Consumer		-		2	940,072		940,072
Total accruing past due loans	8	$2,799,219		21	$1,666,110		$4,465,329

Accruing Troubled Debt Restructurings
Real Estate	1	499,122		1	152,848		651,970
Consumer		-		1	442		442
Total Accruing Troubled Debt Restructurings	1	$499,122		2	$153,290		$652,412
(1) Generally accepted accounting principles require that we record acquired loans at fair value which includes a discount for loans with credit impairment.  These loans are not performing according to their contractual terms and meet our definition of a non-performing loan.  The discounts that arise from recording these loans at fair value were due to credit quality.  Although we do not accrue interest income at the contractual rate on these loans, we may accrete these discounts to interest income as a result of pre-payments that exceed our expectations or payment in full of amounts due even though we classify them as non-accrual.

Non-Accrual and Past Due Loans and Troubled Debt Restructurings
Recorded Book Balance
December 31, 2011
	Legacy			Acquired (1)
	# of Borrowers	Account Balance	Interest Not Accrued	# of Borrowers	Account Balance	Interest Not Accrued	Total Account Balance
Real Estate
Commercial		$-	$-	7	$2,288,900	$1,164,630	$2,288,900
Construction	1	1,169,337	212,484	2	1,184,146	255,560	2,353,483
Residential		-	-	4	1,019,942	241,093	1,019,942
Commercial	1	77,975	1,735	4	90,039	33,041	168,014
Consumer		-	-		-	-	-
Total non-performing loans	2	$1,247,312	$214,219	17	$4,583,027	$1,694,324	$5,830,339

Accruing past due loans:
30-59 days past due
Real estate	1	421,805		3	474,651		896,456
Commercial		-			-		-
Consumer		-		16	22,698		22,698
Total 30-59 days past due	1	421,805		19	497,349		919,154
60-89 days past due
Real estate	2	311,762		2	338,431		650,193
Commercial	1	11,043			-		11,043
Consumer		-		1	3,494		3,494
Total 60-89 days past due	3	322,805		3	341,925		664,730
90 or more days past due
Consumer	1	34,370			-		34,370
Total accruing past due loans	5	$778,980		22	$839,274		$1,618,254

Accruing Troubled Debt Restructurings
Real Estate	3	5,037,879			-		5,037,879
Consumer	1	142,671		2	154,088		296,759
Total Accruing Troubled Debt Restructurings	4	$5,180,550		2	$154,088		$5,334,638
(1) Generally accepted accounting principles require that we record acquired loans at fair value which includes a discount for loans with credit impairment.  These loans are not performing according to their contractual terms and meet our definition of a non-performing loan.  The discounts that arise from recording these loans at fair value were due to credit quality.  Although we do not accrue interest income at the contractual rate on these loans, we may accrete these discounts to interest income as a result of pre-payments that exceed our expectations or payment in full of amounts due even though we classify them as non-accrual.

5.	Please revise future filings to disclose the information related to impaired loans required by ASC 310-10-50-15.c.1, 2 and 3 for each period for which results of operations are presented.

RESPONSE:  We will comply with the staff’s comment in future filings.  This information was inadvertently left out of our Annual Report Form 10-K for the year ended December 31, 2011.  As evidenced in our Quarterly Report for the quarter ended June 30, 2012, we usually include the information required by 310-10-50-15 c, 1 as a footnote to the average balance table.  Exclusive of accretion of the discount on acquired loans, we do not recognize interest income during the time period that the loans were impaired on either a cash or accrual basis.  We only recognize interest income on impaired loans when we receive payment in full for all amounts due of all contractually required principal and interest and the loan is current with its contractual terms.

6.
Please revise future filings to disclose the information related to troubled debt restructurings (TDRs) required by ASC 310-10-50-33 and 34.  Additionally, please disclose the total amount of TDRs that were on accrual and nonaccrual status at each period end.

RESPONSE:
We will comply with the staff’s comment.  At December 31, 2011 and June 30, 2012, we had no TDRs on non-accrual.  The TDRs on accrual status are included in charts on pages 54 and 95 of the Form 10-K.  In future filings we will note as a footnote to these charts when we have no TDRs on non-accrual status.  We will further explain in a paragraph preceding these charts how the financing receivables were modified and the financial effects of the modifications and by portfolio segment qualitative information about how such modifications factored into the determination of the allowance for credit losses as outlined below:

At December 31, 2011, we had four legacy accruing TDRs totaling $5.2 million and two acquired TDRs totaling $154,088.  Three of the legacy accruing TDRs became TDRs during the twelve month period ended December 31, 2011.  Two of these legacy TDRs were the result of providing the borrower with payment of interest only for a period of time at the end of which they would return to their original contractually required payments.  One of the TDRs was the result of reduction in the interest rate assessed on the loan.  The acquired TDRs occurred as a result of the acquisition of MB&T on April 1, 2011, and were both provided payment deferrals by MB&T.

At June 30, 2012, we had one legacy TDR totaling $499,122.  During the six month period, we received payment in full on one TDR totaling $282,862.  Two TDRs totaling $4.4 million had returned to their contractually required payments of principal and interest. The borrower had paid as agreed for six months and we removed them from TDR status.  We received payments of $798 on the acquired TDRs during the six month period.  There were no other changes to TDRs for the six month period.

We factor our TDRs into our allowance for loan losses by individually evaluating each TDR for impairment and including any required amounts in the respective portfolio’s segment for the allowance for loan losses.  At December 31, 2012, $334,137 of the allowance for loan losses was attributable to TDRs.  As a result of the reduction in TDRs at June 30, 2012, we had reduced the allocation for TDRs included in the allowance for loan losses to $25,000.

Note 14.  Income Taxes, page 111

7.
You disclose that you reduced the deferred tax valuation allowance recorded during your acquisition of Maryland Bankcorp by $500,000 at year end and recorded the reduction as a credit to income tax expense.  Please explain to us all of the relevant facts and circumstances related to your decision to reduce the valuation allowance and how you determined that the reduction should be recorded through income tax expense.  Please tell us the accounting guidance that supports your treatment.  Specifically tell us how you considered the guidance in ASC 805-740-45-2 which indicates that a change that occurs within the measurement period and results from new information about facts and circumstances that existed at the acquisition date should be recorded through goodwill.

RESPONSE:  ASC 805-740-45-2 indicates that a change that occurs within the measurement period and results from new information about facts and circumstances that existed at the acquisition date should be recorded through goodwill.  ASC 805-740-45-2 states that the effect of a change to an acquired tax position, or those that arises as a result of the acquisition shall be recognized as follows:

a.
Changes within the measurement period that result from new information about facts and circumstances that existed as of the acquisition date shall be recognized through a corresponding adjustment to goodwill.  However, once goodwill is reduced to zero, the remaining portion of that adjustment shall be recognized as a gain on a bargain purchase.

b.	All other changes in acquired income tax positions shall be reported as a reduction or increase to income tax expense.

As outlined in Note 14, Income Taxes Maryland Bankcorp had NOL carryovers of $3.54 million at the time of our business combination.  At the acquisition date, because of uncertainty about the status of the tax return filings and related accounting for income taxes at the April 1, 2011 combination date we established a $1.5 million valuation allowance.  At the acquisition date, there was also uncertainty about Bancshares’ ability to generate sufficient taxable income to use the NOL carry forwards.  Our determination to reduce the valuation allowance and report it as a reduction or increase to income tax expenses was based on the consideration that the facts and circumstances that allowed us to use the NOL did not arise from new information about facts and circumstances that existed as of the acquisition date, but were the result of the subsequent actions of management and our financial performance.

Maryland Bankcorp had posted net losses of $5.8 million and $3.8 million for the years ended December 31, 2010 and 2011 and a net loss of $725,151 as of March 31, 2011.  Bancshares reported net income of $1.5 million and $1.6 million for the years ended December 31, 2010 and 2009 and net income of $522,682 for the three months ended March 31, 2011.  Maryland Bankcorp’s losses were more than sufficient to offset any taxable income of Bancshares and created doubt about the combined entity’s ability to generate taxable income that would absorb the temporary differences in income.  Further, the interest income and expense credits that we might accrete because of the fair value adjustments would not produce taxable income on tax returns.  This was also the first acquisition for Bancshares’ management team.  Our pro forma financial information filed at and subsequent to the acquisition indicated that it was probable that we would not produce sufficient taxable net income in the immediate future to use the NOL carry forwards.  There was no compelling evidence that existed at the acquisition date that the combined entities would produce sufficient taxable income that would allow us to use the NOL carry forwards.  As a result, we recorded a valuation allowance.

From April 1, 2011 through December 31, 2011, management of Bancshares took several actions to enhance the combined company’s profitability, such as reducing operating expenses by reducing staffing, combining facilities, combining health care plans, re-pricing deposits and eliminating excess services.  We also focused significant efforts on the credit portfolio to collect payments on loans that were previously not collected, foreclose on and sell collateral on non-performing loans and more effectively manage OREO properties.  The profitability of the combined company from April 1, 2011 through December 31, 2011 became sufficient evidence to support the use of at least a portion of the NOL.  This was not new information about facts and circumstances that existed at the acquisition date.  Therefore, we made the determination to eliminate $500,000 of the valuation allowance related to NOLs and to report it as a reduction to income tax expense as outlined in ASC805-740-45-2.b.

Bancshares acknowledges that:

•	Bancshares is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bancshares may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss this response with you in order to address any further questions or concerns.  Please call me at (301) 430-2544 to arrange a discussion.

Sincerely,

/s/Christine M. Rush

Christine M. Rush
Executive Vice President &
Chief Financial Officer